UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Royal Bank Plaza, South Tower,
200 Bay Street, Suite 2600,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Sprott Physical Gold Trust (the "Trust") is submitting this Amendment No. 1 on Form 6-K/A ("Amendment No. 1") that amends the Trust's Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the "Commission") on July 31, 2018 (the "Original Filing"), which contained, as Exhibit 99.1, the Precious Metal Storage and Custody Agreement, dated June 4, 2018, between the Royal Canadian Mint (the "Mint") and Sprott Asset Management LP, for and on behalf of the Trust (the "Agreement"), pursuant to which the Mint acts as custodian for physical gold bullion owned by the Trust.

The sole purpose of this Amendment No. 1 is to correct a typographical error identifying the parties to the Agreement in Exhibit 99.1 filed with the Original Filing.  This Amendment No. 1 reflects no other changes to the Original Filing.

Exhibit 99.1 is hereby incorporated by reference into the Trust's registration statement on Form F-10 (File No. 333-225771), filed with the Commission on June 20, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST
(Registrant)
By Sprott Asset Management GP Inc.,
as general partner of
the manager of the Registrant

	By:	/s/ Kevin Hibbert
Kevin Hibbert
Director

Dated: August 27, 2018